NEWS RELEASE

SHAW DECLARES DIVIDEND PAYABLE ON PREFERRED SHARES

Calgary, Alberta (April 12, 2017) – Shaw Communications Inc. (“Shaw”) announced today that its Board of Directors has declared dividends for the three-month period ended June 30, 2017 of $0.17444 per Cumulative Redeemable Rate Reset Class 2 Preferred Share, Series A (“Series A Share”) and $0.155 per Cumulative Redeemable Floating Rate Class 2 Preferred Share, Series B (“Series B Share”), payable on June 30, 2017 to holders of record at the close of business on June 15, 2017.

The Series A Shares and Series B Shares are listed on the Toronto Stock Exchange under the respective ticker symbols SJR.PR.A. and SJR.PR.B.

The foregoing dividends are designated as “eligible” dividends for the purposes of the Income Tax Act (Canada) and any similar provincial legislation.

Shareholders will not be entitled to receive this dividend unless they are holders of record on the record date. There is no entitlement to any dividend prior to such date.

About Shaw Communications Inc.

Shaw is an enhanced connectivity provider. Our Consumer division serves consumers with broadband Internet, Shaw Go WiFi, video and digital phone. Our Wireless division provides wireless voice and data services through an expanding and improving mobile wireless network infrastructure. The Business Network Services division provides business customers with Internet, data, WiFi, telephony, video and fleet tracking services. The Business Infrastructure Services division, through ViaWest, provides hybrid IT solutions including colocation, cloud computing and security and compliance for North American enterprises.

Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX - SJR.B, SJR.PR.A, SJR.PR.B, NYSE – SJR, and TSXV – SJR.A). For more information, please visit www.shaw.ca.

For further information, please contact:

Shaw Investor Relations investor.relations@sjrb.ca